[Letterhead of Sutherland Asbill & Brennan LLP]

April 1, 2015

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-2 Filed on March 5, 2015 (File No. 333-194870)

Dear Ms. Fettig:

On behalf of Solar Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 30, 2015 with respect to Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-194870), filed with the Commission on March 5, 2015 (the “Registration Statement”), the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please file as exhibits to the Registration Statement the audited financial statements of Crystal Financial LLC and Crystal Capital Financial Holdings LLC. Please also file as exhibits to the Registration Statement the consents of the independent auditors that audited the financial statements of Crystal Financial LLC and Crystal Capital Financial Holdings LLC.

The Company has complied with the Staff’s comment.

2.

We note your response to prior comment 19(a) set forth in the Company’s response letter to the Staff’s oral comments, dated March 25, 2015 (the “Prior Letter”). Please note that because the joint venture has not yet commenced operations, the Staff has not yet made a determination about whether it agrees

Christina DiAngelo Fettig

April 1, 2015

with the Company’s assessment not to consolidate the joint venture and may have additional comments in the future. In addition, the Staff will inquire in the future whether the Company’s auditors agree with the Company’s assessment not to consolidate the joint venture.

The Company acknowledges the Staff’s comment.

3.	We note your response to prior comment 19(d) set forth in the Company’s Prior Letter. Please provide further clarification about how the capital gains of the joint venture will be treated for purposes of calculating the Company’s incentive fees. The Staff notes that business development companies invested in similar joint ventures have typically looked-through to the interest income and capital gains of the portfolio companies of the joint venture for purposes of calculating the business development company’s incentive fees.

The Company advises the Staff on a supplemental basis that any income received by the joint venture will be attributed to the Company as income on a pro rata basis and any capital gains received by the joint venture will be attributed to the Company as capital gains on a pro rata basis, in each case by reference to the Company’s relative equity interest in the joint venture.

4.	We note your response to prior comment 17 set forth in the Company’s Prior Letter. Please confirm that the Company had enough cash on its balance sheet as of December 31, 2014 to cover any outstanding unfunded commitments. In addition, please advise the Staff whether the Company has a policy to set aside cash or other liquid assets to cover unfunded commitments.

The Company advises the Staff on a supplemental basis that it had enough cash on its balance sheet as of December 31, 2014 to cover any outstanding unfunded commitments. In addition, while the Company has not had the need for a formal policy to set aside cash or other liquid assets to cover unfunded commitments (given that the Company’s cash balances have exceeded unfunded commitments), it has always been aware of Release 10666, and it intends to continue to maintain enough cash or designated liquid assets on its balance sheet to cover any outstanding commitments it is required to fund.

5.	We note your response to prior comment 16 set forth in the Company’s Prior Letter. Going-forward, please confirm that the Company will also add to the senior securities table in the Company’s registration statements, when applicable, the total asset coverage of the classes presented for total senior securities of the Company.

The Company acknowledges the Staff’s comment and confirms to the Staff that, when applicable, it will add the above-referenced disclosure in its future registration statements in response to the Staff’s comment.

Christina DiAngelo Fettig

April 1, 2015

6.	We note your response to prior comment 1 set forth in the Company’s Prior Letter. Please confirm that for purposes of Rule 1-02(w)(2) of Regulation S-X, when calculating whether the Company’s proportionate share of the total assets of a portfolio company that qualifies as a subsidiary exceeds the applicable percentage of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal period, the Company will divide the Company’s proportionate share of the total assets of such portfolio company, which will not be reduced by the amount of outstanding debt of such portfolio company, by the total assets of the Company (including the Company’s consolidated subsidiaries). Please confirm that the Company will apply the foregoing formulation when determining if Rule 3-09 or Rule 4-08(g) of Regulation S-X applies to any of the Company’s portfolio companies that qualify as a subsidiary.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will apply the above-referenced formulation when determining if Rule 3-09 or Rule 4-08 of Regulation S-X applies to any of the Company’s portfolio companies that qualify as a subsidiary.

7.	We note your response to prior comment 4 set forth in the Company’s Prior Letter. Please confirm that going-forward, the Company will clearly identify the amount of any tax return of capital in the Company’s Consolidated Statement of Changes in Net Assets.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will clearly identify the amount of any tax return of capital in the Company’s Consolidated Statement of Changes in Net Assets.

8.	Going-forward, for any investment that has a LIBOR floor, please disclose in the Consolidated Schedule of Investments the LIBOR floor as part of the description of such investment.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

Christina DiAngelo Fettig

April 1, 2015

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Alan Dupski / U.S. Securities and Exchange Commission
Megan T. Monroe / U.S. Securities and Exchange Commission
Jeff Long / U.S. Securities and Exchange Commission
Richard Peteka / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP